Exhibit 23.2

Clifford P. Stephens, Ph.D.	225.205.6675
P. O. Box 19099	205.578.6334
Baton Rouge, Louisiana 70893	clifford.stephens@gmail.com

November 17, 2005

John C. Anjier, Esq.

Liskow and Lewis

822 Harding Street

Lafayette, Louisiana 70505

RE:	First Responder Systems and Technology, Inc Warrant pricing

Dear John:

Pursuant to our recent conversations, I have estimated the value of the detachable warrants included in the $8,000,000 debenture offer of First Responder Systems and Technology, Inc. (FiRST) to be approximately $3.85 million.

Due to the nature of the firm and the securities, standard methods for pricing the warrants cannot be used. Traditional option pricing methods require a market value for the underlying common shares and that we can estimate the volatility of the market price of the common shares. The common stock of FiRST does not trade on any organized exchange, is not registered, is not freely transferable and is encumbered by the Voting Rights Agreement. Consequently, the market price and volatility of the common stock is not available.

Alternatively, the detachable warrants could be priced by subtracting the price of a comparable debenture without warrants from the market price of these debentures including the warrants. These types of debentures are privately placed and the secondary market for corporate debentures is in general thin and illiquid; consequently, market prices for comparable securities are generally unavailable and even if available the prices are likely to be stale. However, we can estimate what the yield to maturity of these debentures should be if they did not include the attached warrants. In May 2005 FiRST entered into a arms-length bridge loan agreement with a consortium of lenders. The annual interest rate on the bridge loan is 18% and this represents our best estimate of the appropriate risk-adjusted discount rate. If the current debentures were priced to offer an 18% yield to maturity the total value of the debentures would be $4,149,405. The difference between this value and the $8,000,000 in proceeds represents the value of the warrants. Based on this, I estimate the total value of the warrants to be $3,850,595.

Please feel free to contact me should you have any questions or concerns.

I consent to the reference to me under the caption “Experts” in the Prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Clifford P. Stephens, Ph.D.